Apex Clearing Corporation
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	13,861,541
Cash - segregated under federal regulations		2,352,656,058
Securities – segregated under federal regulations (cost $111,914,125)		111,556,440
Receivable from customers, net of allowance of $75,000		544,848,394
Investments in securities, at fair value (cost $72,271,983)		72,708,734
Derivative contracts, at fair value (cost $12,302,574)		12,175,859
Securities purchased under agreements to resell		20,150,000
Deposits with clearing organizations		7,710,214
Receivable from broker-dealers and clearing organizations		10,502,847
Securities borrowed		17,515,515
Fixed assets, less accumulated depreciation of $1,498,155		2,185,317
Other assets		14,249,271
Total Assets	**$**	**3,180,120,190**

Liabilities and Stockholders' Equity

Payable to customers	$	2,566,082,280
Payable to broker-dealers and clearing organizations		30,385,581
Securities loaned		389,746,225
Derivative contracts, at fair value (net proceeds $12,432,432)		13,087,964
Payable to correspondents		10,363,882
Payable to affiliates		3,718,476
Dividends payable		2,710,786
Accrued expenses and other liabilities		19,151,014
Total Liabilities		**3,035,246,208**
Subordinated borrowings (Note 9)		39,000,000

Stockholders' Equity:

Common stock, $0.10 par value		
200,000 shares authorized; 100,000 issued and outstanding		10,000
Preferred stock		25,000
Additional paid-in capital		102,888,576
Retained earnings		2,950,406
Total Stockholders' Equity		**105,873,982**
Total Liabilities and Stockholders' Equity	**$**	**3,180,120,190**

See accompanying notes.